Filed by Annaly Capital Management, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Hatteras Financial Corp.

File No.: 001-34030

Offer by Ridgeback Merger Sub Corporation

a direct wholly owned subsidiary of

Annaly Capital Management, Inc.

to exchange each outstanding share of common stock of

Hatteras Financial Corp.

June 24, 2016

IMPORTANT—YOUR IMMEDIATE ATTENTION IS REQUESTED

Dear Hatteras Shareholder,

We have previously mailed materials to you regarding our offer to purchase all of your shares of Hatteras Financial Corp.  On June 15, 2016, we announced an extension of our offer.   Our offer is now scheduled to expire at 5:00 PM, New York City time, on Monday, July 11, 2016.

In the offer, you may elect to receive:

• mixed consideration consisting of $5.55 in cash and 0.9894 shares of Annaly common stock;

• all-cash consideration consisting of $15.85 in cash; or

• all-stock consideration consisting of 1.5226 shares of Annaly common Stock,

without interest and less any applicable withholding taxes, and subject to the election procedures and, in the case of an election of all-cash consideration or all-stock consideration, to the proration procedures described in the prospectus/offer to exchange and the related letter of election and transmittal.

The Hatteras board of directors has unanimously recommended that the holders of Hatteras common stock accept the offer and tender their shares of Hatteras common stock to Annaly in the offer.

Best regards,

ANNALY CAPITAL MANAGEMENT, INC.

If you have any questions, or need assistance in tendering your shares, please call our information agent,

INNISFREE M&A INCORPORATED

TOLL-FREE, at 1-888-750-5834.

Additional Information and Where to Find It

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the exchange offer materials that Annaly Capital Management, Inc. (“Annaly”) and its merger subsidiary have filed with the Securities and Exchange Commission (“SEC”). Annaly and its merger subsidiary have filed a tender offer statement on Schedule TO, Annaly has filed a registration statement on Form S-4, and Hatteras Financial Corp. (“Hatteras”) has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT CONTAIN IMPORTANT INFORMATION. HATTERAS SHAREHOLDERS ARE URGED TO READ THESE DOCUMENTS (AS THEY MAY BE AMENDED FROM TIME TO TIME) CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF HATTERAS SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, are available to all holders of Hatteras common stock at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement are available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Annaly’s Investor Relations department at 1-888-8Annaly (1-888-816-6159).